August 15, 2006

Mr. Kyle Moffatt
Accountant Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Cablevision Systems Corporation CSC Holdings, Inc. Form 8-K File No. 1-14764

Dear Mr. Moffatt:

        I am writing in response to your letter of August 9, 2006 concerning the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the captioned filing of Cablevision Systems Corporation and CSC Holdings, Inc. (the “Company”) and following the conversation that our counsel, John Mead of Sullivan & Cromwell, had with Ms. Kathryn T. Jacobson of the Staff on August 10, 2006.

        To facilitate the Staff’s review, the Company has included in this letter the captions and numbered comments in bold text and has provided the Company’s responses immediately following each numbered comment.

        The following are the Company’s responses to the Comment Letter:

1.	Please amend your filing to provide a clear timetable for when you will be able to issue restated financial statements.

As disclosed in the Form 8-K, the stock options and SAR review is ongoing and, at this time, the Company is unable to provide a clear timetable for when it will be able to issue restated financial statements for the Company.

Mr. Kyle Moffatt	-2-

2.	If you amend the company’s periodic reports to file restated financial statements, provide discussion in amended filings describing the effect of the restatements on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures and of internal control over financial reporting. See Items 307 and 308 of Regulation S-K. If the officers’ conclude that the disclosure controls and procedures and internal controls were effective, despite the restatements, describe the basis for the officers’ conclusions.

The Company acknowledges this comment and will take it into consideration if it amends its periodic reports to file restated financial statements.

The Company also hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions or comments regarding the enclosed materials, please call the undersigned at (516) 803-1022.

Very truly yours, /s/ Michael P. Huseby Michael P. Huseby Executive Vice President and Chief Financial Officer
cc:	Ms. Kathryn T. Jacobson (Securities and Exchange Commission)

Mr. John P. Mead (Sullivan & Cromwell)

Mr. Kyle Moffatt	-3-

Ms. Rosemary A. DeVito (KPMG LLP)